EXHIBIT 2
[ Letterhead of Fir Tree Partners]
September 6, 2007
Mr. James C. Flores
Chairman, President & Chief Executive Officer
Plains Exploration and Production
700 Milam Street
Suite 3100
Houston, TX 76102
Dear Mr. Flores,
We are writing to inform you that we currently own, or have the right to control, approximately 9% of Plains Exploration & Production Company (“PXP”) shares and plan to vote against the previously announced acquisition proposal of Pogo Producing Company (“PPP”).
Our decision is based upon detailed financial analysis which suggests that a termination of the transaction could result in PXP’s share price appreciating by 70% or more over the ensuing year. Large scale share repurchases are a much more efficient use of shareholder capital given the extreme decline in PXP’s share price that was sparked by the announcement of the PPP deal and the negative natural gas price environment which makes PPP a less attractive/less valuable asset.
We would like to start by saying we believe the management team at PXP is world class and has done a tremendous job of creating value for shareholders over the past 5 years. Importantly, it has demonstrated an impressive track record of both reserves growth and earnings growth which has translated into meaningful share price appreciation.
When the Pogo deal was announced in July, it initially appeared that it may have been reasonably attractive (though we would have preferred share repurchases) based on (i) the level of near-term cash flow accretion to PXP shares and (ii) the ability to acquire diversified reserves that would help build a best-in-class MLP. Since the announcement, the macro environment and industry fundamentals have changed materially. Most importantly, PXP has lost ~$1 billion in shareholder value as a result of the announcement. In the absence of the deal, we believe PXP could opportunistically repurchase 20-25 million shares (or 30% of the company) with proceeds from asset divestitures. Importantly, such repurchases would not compromise the financial flexibility of the company and it would maintain a Net Debt / EBITDA ratio in the 2.0-2.5x target range.
We believe the deal is no longer attractive to PXP shareholders for the following reasons:
1)	Poor Deal Economics – PXP is the cheapest publicly traded exploration and production company of scale in the United States. Even prior to the deal, the market had given PXP minimal credit for its non-cash flow generating portfolio of Gulf of Mexico assets and California real estate, which it planned to divest. When adjusting PXP’s capitalization for the value of these non-core assets, PXP appears significantly cheaper than the target PPP and tremendously cheaper than its publicly traded comparable companies.
505 Fifth Avenue, 23 Floor                    •                    New York, NY 10017                      •                      (212) 599-0090

Summary	PXP(1)		PPP(2)		Comparable(3)
Valuation Metrics (2008E)(4)	Standalone		Standalone		Companies
Enterprise Value / BOE(5)	$8.0		$10.9		$17.5
Enterprise Value / EBITDAX	4.6	x	4.6	x	5.5	x
Price / Operating Cash Flow (“OCF”)	2.7x		5.1x		5.0x

(1)	Capitalization for PXP is adjusted for an estimated $1 billion NPV of after-tax proceeds from the sale of its Gulf of Mexico assets and California real estate.

(2)	Capitalization for PPP is adjusted for an estimated $250 million NPV of after-tax proceeds from the sale of its non-core assets.

(3)	Includes comparable companies as identified by Financial Advisors in PXP proxy dated August 22, 2007. Comps include COG, DNR, FST, HK, NBL, NFX, PXD, RRC, SM, XCO and XEC.

(4)	Valuation metrics based on current market pricing of $71.00 oil and $7.75 natural gas.

(5)	BOE — barrel of oil equivalent
2)	Capital Markets Turmoil – The recent correction in the capital markets has materially lowered the value of the Pogo asset base as the equity markets have weakened by 5% and NYMEX natural gas prices are down 5-10% across the curve. The natural gas-weighted asset portfolio of Pogo has been especially impacted by the current environment and the unhedged earnings power of the business has been compromised. Specifically, we believe Pogo’s 2008E EBITDA will be off greater than 10% from levels pre-announcement based on current market pricing. Meanwhile, oil has been generally strong both benefiting PXP’s oil-heavy asset base, while the deep and liquid forward markets provide ample opportunity to hedge production forward.

3)	PXP Standalone Assets Attractive for MLP – We strongly support management’s stated plans to move forward with its previously announced MLP formation. PXP’s existing oil-based, long-lived mature properties are ideal for placement into an upstream MLP. While the PPP assets would provide geographic diversity to the current PXP portfolio, we don’t believe this diversity would be awarded with a higher public market valuation. Further, upon completion of PXP’s MLP formation, the Partnership will provide a superior acquisition vehicle for proved developed producing assets similar to Pogo’s.
Importantly, we believe PXP will generate over ~$1 billion in after-tax proceeds over the next twelve months from the opportunistic sale of its non-core assets. Accordingly, the company could use the proceeds from these divestitures to repurchase 20-25 million shares. Assuming the company was valued at comparable company levels, PXP shares would be worth $70-75, representing 70-90% upside from current share levels. We believe upside remains to this valuation if the company successfully completes the formation of an upstream master limited partnership.

	Valuation Methodologies
PXP Standalone Valuation	EV /		EV /	Price /		Average
	EBITDAX		BOE	OCF		of All
Target Multiple	6.0	x	$13.0	5.5	x
Metric	740		425	710

Enterprise Value	$4,440		$5,525	$5,370		$5,112
Net Debt	1,465		1,465	1,465		1,465

Equity Value	$2,975		$4,060	$3,905		$3,647
Shares Outstanding(1)	51.2		51.2	51.2		51.2

Share Price	$58.15		$79.36	$76.33		$71.28
% Appreciation from Current	45%		98%	91%		78%

(1)	Assumes PXP repurchases 22.2mm share of outstanding shares at an average price of $45 / share.
505 Fifth Avenue, 23 Floor                    •                     New York, NY 10017                     •                      (212) 599-0090

In our view, the steps outlined above will generate much greater value for PXP shareholders than the path you are currently pursuing. We are available to discuss these issues further at your convenience. We look forward to the continued success of PXP under your stewardship.
Kind regards,

Andrew Fredman	Clinton Biondo
cc: Board of Directors
505 Fifth Avenue, 23 Floor                    •                     New York, NY 10017                     •                      (212) 599-0090